UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13G

                  Under the Securities Exchange Act of 1934

                            (Amendment No. _____)


                 AMERICAN REAL ESTATE INVESTMENT CORPORATION
----------------------------------------------------------------------------
                              (Name of Issuer)


                   Common Stock, $.001 par value per share
----------------------------------------------------------------------------
                       (Title of Class of Securities)


                                 029166 10 5
                          -------------------------
                               (CUSIP Number)


                               August 19, 1998
-----------------------------------------------------------------------------
           (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     [X]  Rule 13d-1(b)

     [ ]  Rule 13d-1(c)

     [ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                 Page 1 of 5
_____________________________________________________________________________
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

     New York State Common Retirement Fund
_____________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]

                                                                     (b) [ ]
_____________________________________________________________________________
3    SEC USE ONLY
_____________________________________________________________________________
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
_____________________________________________________________________________
               5    SOLE VOTING POWER

NUMBER OF           720,743

SHARES
               ______________________________________________________________
BENEFICIALLY   6    SHARED VOTING POWER

OWNED BY            -0-
               ______________________________________________________________
EACH           7    SOLE DISPOSITIVE POWER

REPORTING           720,743
               ______________________________________________________________
PERSON         8    SHARED DISPOSITIVE POWER

WITH                -0-
_____________________________________________________________________________
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     720,743
_____________________________________________________________________________
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

     Not Applicable                                                      [ ]
_____________________________________________________________________________
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.8%
_____________________________________________________________________________
12   TYPE OF REPORTING PERSON*

     EP
_____________________________________________________________________________

Item 1(a).  Name of Issuer:

            American Real Estate Investment Corporation, a Maryland corporation

Item 1(b)   Address of Issuer

            620 W. Germantown Pike, Suite 200, Plymouth Meeting, Pennsylvania 19462

Item 2(a)   Name of Person Filing

             New York State Common Retirement Fund

Item 2(b)   Principle Business Address of Person Filing

            A.E. Smith State Office Building, Albany, NY 12236
            Attention:  Investments and Cash Management

Item 2(c)   Citizenship

            New York

Item 2(d)   Title of Class of Securities

            Common Stock, $.001 par value per share

Item 2(e)   CUSIP Number

            029166 10 5

Item 3 If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

            (f)   [X]   An employee benefit plan or endowment fund in
                        accordance with Rule 13d-1(b)(1)(ii)(F)

                                 Page 3 of 5

Item 4      Ownership

(a)         Amount Beneficially Owned: 720,743
(b)         Percent of Class: 9.8%
(c)         Number of shares as  to which such person has:
            (i)    sole power to vote or to direct the vote: 720,743
            (ii)   shared power to vote or to direct the vote: 0
            (iii)  sole power to dispose or to direct the disposition of:
                   720,743
            (iv)   shared power to dispose or to direct the disposition of: 0


Item 5      Ownership of Five Percent or Less of a Class

            Not Applicable

Item 6      Ownership of More than Five Percent on Behalf of Another Person

            Not Applicable

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

            Not Applicable

Item 8      Identification and Classification of Members of the Group

            Not Applicable

Item 9      Notice of Dissolution of Group

            Not Applicable

Item 10     Certification

                   By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.




                                  SIGNATURE

                   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        September 25, 1998
                                   _____________________________
                                             (Date)

                                   /s/ John E. Hull
                                   _____________________________
                                           (Signature)


                                   John E. Hull
                                   Deputy Comptroller of
                                   Investments & Cash Management
                                   _____________________________
                                          (Name/Title)

                                 Page 5 of 5